UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SMART SAND, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

83191H107

(CUSIP Number)

December 31, 2016

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Keystone Cranberry, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,406,944 (1)(3)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,406,944 (1)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,406,944 (1)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%(2)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Charles E. Young owns approximately 83% of the membership interests in the reporting person and is the sole managing member of Keystone Cranberry LLC, and has sole voting and investment power over the shares held by Keystone Cranberry LLC.
(2)	Based on 39,116,210 outstanding shares of the Issuer’s common stock as of December 8, 2016 as reported by the issuer in its Form 10-Q for the period ended September 30, 2016.
(3)	Does not include the sale of any shares under the Issuer’s Registration Statement on Form S-1, as amended, (No. 333-215554) originally filed with the Securities Exchange Commission on January 13, 2017.

1	NAMES OF REPORTING PERSONS Charles E. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,680,111 (1)(2)(4)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 7,406,944 (1)(4)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,680,111 (1)(2)(4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.6%(3)
12	TYPE OF REPORTING PERSON IN (Individual)

(1)	Charles E. Young owns approximately 83% of the membership interests in Keystone Cranberry, LLC, is the sole managing member of Keystone Cranberry LLC and has sole voting and investment power over the shares held by Keystone Cranberry, LLC. Mr. Young disclaims beneficial ownership of the shares held by Keystone Cranberry LLC except to the extent of his pecuniary interest therein.
(2)	Includes 273,167 shares of restricted stock issued under the Issuer’s 2012 Equity Incentive Plan (the “2012 Plan”) as the holders of such shares of restricted stock have executed a voting proxy in favor of Charles E. Young. .
(3)	Based on 39,116,210 outstanding shares of the Issuer’s common stock as of December 8, 2016 as reported by the issuer in its Form 10-Q for the period ended September 30, 2016.
(4)	Does not include the sale of any shares under the Issuer’s Registration Statement on Form S-1, as amended, (No. 333-215554) originally filed with the Securities Exchange Commission on January 13, 2017.

ITEM 1.	(a)	Name of Issuer:

Smart Sand, Inc., a Delaware corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

24 Waterway Avenue, Suite 350
The Woodlands, TX 77380

ITEM 2.	(a)	Name of Person Filing:

Keystone Cranberry, LLC, a Pennsylvania limited liability company
Charles E. Young

	(b)	Address or Principal Business Office:

Principal business office for Keystone Cranberry, LLC and Charles E. Young:

c/o Smart Sand, Inc.
24 Waterway Avenue, Suite 350
The Woodlands, TX 77380

	(c)	Citizenship:

		Keystone Cranberry, LLC	Pennsylvania
		Charles E. Young	United States

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

	(e)	CUSIP Number:

83191H107

ITEM 3.

Not applicable.

ITEM 4.	Ownership

Keystone Cranberry, LLC

(a)	Amount beneficially owned:	7,406,944	(1)(4)
(b)	Percent of class:	18.9%	(3)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	7,406,944	(1)(4)
	(ii) Shared power to vote or to direct the vote:	None
	(iii) Sole power to dispose or to direct the disposition of:	7,406,944	(1)(4)
	(iv) Shared power to dispose or to direct the disposition of:	None
Charles E. Young
(a)	Amount beneficially owned:	7,680,111	(1)(2)(4)
(b)	Percent of class:	19.6%	(3)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	7,680,111	(1)(2)(4)
	(ii) Shared power to vote or to direct the vote:	None
	(iii) Sole power to dispose or to direct the disposition of:	7,406,944	(1)(4)
	(iv) Shared power to dispose or to direct the disposition of:	None

(1)	Charles E. Young owns approximately 83% of the membership interests in Keystone Cranberry, LLC and is the sole managing member of Keystone Cranberry, LLC and as as such, has sole voting and investment power over the shares held by Keystone Cranberry, LLC. Mr. Young disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)	Includes 273,167 shares of restricted stock issued under the 2012 Plan as the holders of such shares of restricted stock have executed a voting proxy in favor of Charles E. Young..
(3)	Based on 39,116,210 outstanding shares of the Issuer’s common stock as of December 8, 2016 as reported by the issuer in its Form 10-Q for the period ended September 30, 2016.
(4)	Does not include the sale of any shares under the Issuer’s Registration Statement on Form S-1, as amended, (No. 333-215554) originally filed with the Securities Exchange Commission on January 13, 2017.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2017

KEYSTONE CRANBERRY, LLC

By:	/s/ Charles E. Young
Name:	Charles E. Young
Title:	Sole Managing Member

CHARLES E. YOUNG

By:	/s/ Charles E. Young

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 15, 2017

Date: February 15, 2017

KEYSTONE CRANBERRY, LLC

By:	/s/ Charles E. Young
Name:	Charles E. Young
Title:	Sole Managing Member

CHARLES E. YOUNG

By:	/s/ Charles E. Young